Exhibit 99.1

  Nexxen Reports Third Quarter 2025 Financial Results

Generated record Q3 Contribution ex-TAC and programmatic revenue

Renewed and expanded strategic ACR data and ad monetization partnership with VIDAA; announced additional $35 million investment

Completed $50 million Ordinary Share repurchase program and launched a new $20 million program

NEW YORK, November 13, 2025 -- Nexxen International Ltd. (NASDAQ: NEXN) (“Nexxen” or the “Company”), a global, flexible advertising technology platform with deep expertise in data and advanced TV, announced today its financial results for the three and nine months ended September 30, 2025.

Q3 2025 Financial Highlights

•	Record Q3 Contribution ex-TAC of $92.6 million, up 8% year-over-year (+14% excluding political)
•	Record Q3 programmatic revenue of $89.6 million, up 10% year-over-year (+15% excluding political)
•	Q3 CTV revenue of $24.5 million, down 17% year-over-year (-13% excluding political)
•	CTV revenue reflected 27% of programmatic revenue, compared to 36% in Q3 2024
•	Programmatic revenue increased to 94% of revenue, up from 90% in Q3 2024
•
Adjusted EBITDA of $28.2 million, down 11% year-over-year, representing a 30% Adjusted EBITDA Margin on both a Contribution ex-TAC and revenue basis, compared to 37% on a Contribution ex-TAC basis and 35% on a revenue basis in Q3 2024

•	Video revenue represented 70% of programmatic revenue, compared to 71% in Q3 2024
•	$116.7 million in cash and cash equivalents as of September 30, 2025, alongside no long-term debt and $50 million undrawn on the Company’s revolving credit facility

“We are pleased to have met our expectations for both Q3 and the first nine months of 2025, with performance driven by omnichannel growth, rising enterprise DSP adoption and growing demand for our data solutions,” said Ofer Druker, Chief Executive Officer of Nexxen. “The renewal and expansion of our VIDAA partnership further differentiates Nexxen through exclusive CTV media and data and has enabled the launch of the industry’s first solution for programmatic Smart TV home screen activation — unlocking a powerful, high-attention medium for advertisers through scaled OEM media previously inaccessible programmatically. This marks a major advancement for Nexxen and the CTV industry and is already generating strong interest. While we are disappointed with our reduced guidance, we are confident the initiatives underway to enhance our enterprise technology value proposition, strengthen resilience against disruptive trends and leverage our exclusive assets to capitalize on partnership opportunities will help mitigate extended impacts from headwinds affecting the business in Q4. Our conviction in our strategy and long-term growth prospects remains strong, and we believe Nexxen will emerge as a more resilient, strategic platform that industry leaders increasingly rely on in 2026 and beyond.”

Financial Guidance

o	Despite meeting its expectations for the nine months ended September 30, 2025, Nexxen lowers its full year 2025 financial guidance and now expects:

•	Full year 2025 Contribution ex-TAC in the range of $350 - $360 million (reflecting full year 2025 Contribution ex-TAC growth of approximately 3% at the mid-point, or 6% excluding political)
•	Programmatic revenue to represent approximately 95% of full year 2025 revenue (reflecting full year 2025 programmatic revenue growth of approximately 6% at the mid-point, or 9% excluding political)
•	Full year 2025 Adjusted EBITDA in the range of $113 - $117 million

o
The updated guidance reflects several factors impacting the business in Q4 2025. The Company has observed lower-than-expected activity from certain third-party DSP partners within its open marketplace (“OMP”) and private marketplace (“PMP”) channels which has impacted Contribution ex-TAC within the Nexxen SSP to this point in Q4 2025. However, demand generated from the Nexxen DSP to the Nexxen SSP has remained in-line with expectations.

o
Softness within the Company’s OMP channel has been largely attributable to changes in spending behavior from one DSP customer. While the customer remains active on Nexxen’s platform, its activity is expected to decrease significantly year-over-year in Q4 2025 after a sizable increase in spending during Q4 2024. Nexxen expects Contribution ex-TAC impact related to this customer’s spending reduction to be isolated to Q4 2025 and not to materially affect its full year 2026 performance.

o	Nexxen has also observed lower-than-expected spending from certain customers, and within certain verticals, to this point in Q4 2025.
o
Additionally, the Company has experienced continued weakness in its non-core, non-programmatic business lines to this point in Q4 2025 and, as a result, management is actively evaluating all available options.

o
Management is taking several actions it believes can effectively address the headwinds affecting the Company in Q4 2025, strengthen resilience against disruptive industry trends and enhance Nexxen’s long-term growth potential. The Company is shifting sales, product and commercial resources toward its DSP and data platform to drive deeper enterprise adoption, expand end-to-end revenue opportunities and reduce reliance on third-party DSP partners. In parallel, management intends to enhance the Company’s CTV capabilities through continued investment and innovation and pursue new scaled mobile-in app partnerships. Management is also increasing efforts to drive new and expanded strategic commercial relationships, leveraging Nexxen’s exclusive data, media and programmatic Smart TV capabilities.

Q3 2025 Operational Highlights and Recent Developments

•
Renewed and expanded VIDAA partnership, securing exclusive third-party video and display ad monetization rights on VIDAA’s North American media, and extending Nexxen’s exclusive global access to VIDAA’s automatic content recognition (“ACR”) data through at least 2029. Benefits related to the updated partnership are expected to commence in 2026.

•	Announced additional $35 million investment in VIDAA, which is expected to expand VIDAA’s North American CTV reach and enhance the value of Nexxen’s exclusive rights and investment over time.

•
Launched first-to-market solution for programmatic Smart TV home screen activation through the Nexxen DSP, which will provide direct access to scaled native Smart TV inventory across Hisense and other CTV original equipment manufacturer (“OEM”) brands powered by VIDAA’s operating system via the Nexxen SSP.

•	Nexxen Discovery, the Company’s proprietary audience insights and research tool, won best cookieless identification technology at the 2025 Digiday Technology Awards.

•	Entered data licensing agreement in Q4 2025 through which Nexxen’s ACR audience segments became available for targeting within the Yahoo DSP in the U.S., U.K. and Germany.

Share Repurchase Program and Capital Allocation Updates

o
Nexxen repurchased 1,796,215 Ordinary Shares during Q3 2025 at an average price of $10.05, investing approximately $18.1 million. The Company completed its $50 million Ordinary Share repurchase program and launched a new and ongoing $20 million program during Q3 2025.

o
As of October 31, 2025, the Company had approximately $13.9 million remaining on its Ordinary Share repurchase program authorization, and its ongoing program is expected to continue until the earlier of March 19, 2026, or completion.

o
From March 1, 2022, when the Company launched a series of share repurchase programs, through September 30, 2025, Nexxen repurchased 28,354,967 Ordinary Shares, or 36.6% of shares outstanding, investing approximately $247.4 million.

o
Nexxen’s Board of Directors intends to continue to evaluate implementing a new share repurchase program following completion of the ongoing program, subject to then current market conditions, necessary approvals and the Company’s valuation.

o	The Company invested $20 million in VIDAA during Q3 2025 with an additional $15 million expected to be invested in Q3 2026.
o
Nexxen is exploring strategic opportunities, expected to be smaller in size than Amobee, focused on accelerating programmatic revenue growth and enhancing and expanding its data, CTV and mobile in-app capabilities.

Financial Highlights for the Three and Nine Months Ended September 30, 2025 ($ in millions, except per share amounts)

	Three months ended September 30			Nine months ended September 30
	2025	2024	%	2025	2024	%
IFRS Highlights
Revenue	94.8	90.2	5%	264.1	253.2	4%
Programmatic revenue	89.6	81.6	10%	246.3	225.7	9%
Operating profit	7.3	16.3	(55%)	19.4	16.1	21%

Net income margin on a gross profit basis	6%	23%		8%	6%

Total comprehensive income	3.8	16.5	(77%)	17.5	12.1	44%
Diluted earnings per share (*)	0.07	0.21	(67%)	0.23	0.15	57%

Non-IFRS Highlights
Contribution ex-TAC	92.6	85.5	8%	255.4	238.3	7%

Adjusted EBITDA	28.2	31.6	(11%)	81.3	70.3	16%
Adjusted EBITDA Margin on a Contribution ex-TAC basis	30%	37%		32%	29%

Non-IFRS net income	12.0	19.1	(37%)	40.9	32.9	24%
Non-IFRS diluted earnings per share (*)	0.20	0.27	(26%)	0.66	0.46	42%

(*) Prior period results have been retroactively adjusted to reflect the Company’s two-for-one reverse share split and the changes in par value from NIS 0.01 to NIS 0.02 effected on February 14, 2025. See also Note 1a of the Company’s annual financial statements included in its Annual Report on Form 20-F, filed on March 5, 2025, with the Securities and Exchange Commission, for details.

Third Quarter 2025 Financial Results Webcast and Conference Call Details

•	When: November 13, 2025, at 9:00 AM ET
•	Webcast: A live and archived webcast can be accessed from the Events and Presentations section of Nexxen’s Investor Relations website at https://investors.nexxen.com/
•	Participant Dial-In Numbers:
o	U.S. / Canada Toll-Free Dial-In Number: (888) 596-4144
o	U.K. Toll-Free Dial-In Number: +44 800 260 6470
o	International Dial-In Number: +1 (646) 968-2525
o	Conference ID: 2738966

About Nexxen

Nexxen empowers advertisers, agencies, publishers and broadcasters around the world to utilize data and advanced TV in the ways that are most meaningful to them. Our flexible and unified technology stack comprises a demand-side platform (“DSP”) and supply-side platform (“SSP”), with the Nexxen Data Platform at its core. With streaming in our DNA, Nexxen’s robust capabilities span discovery, planning, activation, monetization, measurement and optimization – available individually or in combination – all designed to enable our partners to achieve their goals, no matter how far-reaching or hyper niche they may be.

Nexxen is headquartered in Israel and maintains offices throughout the United States, Canada, Europe and Asia-Pacific, and is traded on Nasdaq (NEXN). For more information, visit www.nexxen.com.

For further information please contact:

Billy Eckert, Vice President of Investor Relations
ir@nexxen.com

Caroline Smith, Vice President of Communications
csmith@nexxen.com

Forward Looking Statements

This press release contains forward-looking statements, including forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities and Exchange Act of 1934, as amended. Forward-looking statements are identified by words such as “anticipates,” “believes,” “expects,” “intends,” “may,” “can,” “will,” “estimates,” and other similar expressions. However, these words are not the only way Nexxen identifies forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding anticipated financial results for Q4 2025, full year 2025 and beyond; anticipated benefits of Nexxen’s strategic transactions and commercial partnerships; anticipated features and benefits of Nexxen’s products and service offerings, including anticipated benefits relating to the launch of nexAI; Nexxen’s positioning for accelerated growth and continued future growth; Nexxen’s medium- to long-term prospects; management’s belief that Nexxen is well-positioned to benefit from future industry growth trends and Company-specific catalysts; the Company’s plans with respect to its cash reserves as well as ongoing and future share repurchase programs and further investment in VIDAA; the Company’s plans to pursue strategic opportunities; anticipated benefits from the renewed and expanded strategic partnership with VIDAA, as well as any other statements related to Nexxen’s future financial results and operating performance. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors that may cause Nexxen’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: negative global economic conditions, including risks related to tariff impacts or policy shifts (including trade negotiations or enforcement actions) that could materially affect market sentiment, consumer behavior and advertising demand; global conflicts and war, including the war and hostilities between Israel and Hamas, Hezbollah, the Houthis in Yemen and Iran, and how those conditions may adversely impact Nexxen’s business, customers and the markets in which Nexxen competes; changes in industry trends; and other negative developments in Nexxen’s business or unfavorable legislative or regulatory developments. Nexxen cautions you not to place undue reliance on these forward-looking statements. For a more detailed discussion of these factors, and other factors that could cause actual results to vary materially, interested parties should review the risk factors listed in the Company’s most recent Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (www.sec.gov) on March 5, 2025. Any forward-looking statements made by Nexxen in this press release speak only as of the date of this press release, and Nexxen does not intend to update these forward-looking statements after the date of this press release, except as required by law.

Nexxen, and the Nexxen logo are trademarks of Nexxen International Ltd. in the United States and other countries. All other trademarks are the property of their respective owners. The use of the word “partner” or “partnership” in this press release does not mean a legal partner or legal partnership.

Use of Non-IFRS Financial Information

In addition to our IFRS results, we review certain non-IFRS financial measures to help us evaluate our business, measure our performance, identify trends affecting our business, establish budgets, measure the effectiveness of investments in technology and development and sales and marketing, and assess our operational efficiencies. These non-IFRS measures include Contribution ex-TAC, Adjusted EBITDA, Adjusted EBITDA Margin, Non-IFRS Net Income and Non-IFRS Earnings per Share, each of which is discussed below.

These non-IFRS financial measures are not intended to be considered in isolation from, as substitutes for, or as superior to the corresponding financial measures prepared in accordance with IFRS. You are encouraged to evaluate these adjustments and review the reconciliation of these non-IFRS financial measures to their most comparable IFRS measures and the reasons we consider them appropriate. It is important to note that the particular items we exclude from, or include in, our non-IFRS financial measures may differ from the items excluded from, or included in, similar non-IFRS financial measures used by other companies. See "Reconciliation of Revenue to Contribution ex-TAC," "Reconciliation of Total Comprehensive Income to Adjusted EBITDA," and "Reconciliation of Net Income to Non-IFRS Net Income," included as part of this press release.

o
Contribution ex-TAC: Contribution ex-TAC for Nexxen is defined as gross profit plus depreciation and amortization attributable to cost of revenue and cost of revenue (exclusive of depreciation and amortization) minus the Performance media cost (“traffic acquisition costs” or “TAC”). Performance media cost represents the costs of purchases of impressions from publishers on a cost-per-thousand impression basis in our non-core Performance activities. Contribution ex-TAC is a supplemental measure of our financial performance that is not required by or presented in accordance with IFRS. Contribution ex-TAC should not be considered as an alternative to gross profit as a measure of financial performance. Contribution ex-TAC is a non-IFRS financial measure and should not be viewed in isolation. We believe Contribution ex-TAC is a useful measure in assessing the performance of Nexxen because it facilitates a consistent comparison against our core business without considering the impact of traffic acquisition costs related to revenue reported on a gross basis.

o
Adjusted EBITDA: We define Adjusted EBITDA for Nexxen as total comprehensive income for the period adjusted for foreign currency translation differences for foreign operations, tax expenses, financial expenses (income), net, depreciation and amortization, stock-based compensation expenses, other expenses, net, and delisting related one-time costs. Adjusted EBITDA is included in the press release because it is a key metric used by management and our Board of Directors to assess our financial performance. Adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

o	Adjusted EBITDA Margin: We define Adjusted EBITDA Margin as Adjusted EBITDA as a percentage of Contribution ex-TAC.

o
Non-IFRS Net Income and Non-IFRS Earnings per Share: We define non-IFRS earnings per share as non-IFRS net income divided by non-IFRS weighted-average shares outstanding. Non-IFRS net income is equal to net income excluding amortization of acquired intangibles, delisting related one-time costs, stock-based compensation expenses, and other expenses, net, and also considers the tax effects of non-IFRS adjustments. In periods in which we have non-IFRS net income, non-IFRS weighted-average shares outstanding used to calculate non-IFRS earnings per share include the impact of potentially dilutive shares. Potentially dilutive shares consist of stock options, restricted stock awards, restricted stock units and performance stock units, each computed using the treasury stock method. We believe non-IFRS earnings per share is useful to investors in evaluating our ongoing operational performance and our trends on a per share basis and also facilitates comparison of our financial results on a per share basis with other companies, many of which present a similar non-IFRS measure. However, a potential limitation of our use of non-IFRS earnings per share is that other companies may define non-IFRS earnings per share differently, which may make comparison difficult. This measure may also exclude expenses that may have a material impact on our reported financial results. Non-IFRS earnings per share is a performance measure and should not be used as a measure of liquidity. Because of these limitations, we also consider the comparable IFRS measure of net income.

We do not provide a reconciliation of forward-looking non-IFRS financial metrics because reconciling information is not available without an unreasonable effort, such as attempting to make assumptions that cannot reasonably be made on a forward-looking basis to determine the corresponding IFRS metric.

Reconciliation of Total Comprehensive Income to Adjusted EBITDA

	Three months ended September 30			Nine months ended September 30
	2025	2024	%	2025	2024	%
($ in thousands)
Total comprehensive income	3,809	16,485	(77%)	17,456	12,123	44%
Foreign currency translation differences for foreign operation	399	(1,944)		(2,949)	(1,540)
Tax expenses	4,455	1,503		8,768	3,628
Financial expenses (income), net	(1,390)	218		(3,849)	1,854
Depreciation and amortization	16,080	12,758		46,868	44,055
Stock-based compensation expenses	4,844	2,600		13,453	8,678
Other expenses, net	-	-		-	1,488
Delisting related one-time costs	-	-		1,520	-
Adjusted EBITDA	28,197	31,620	(11%)	81,267	70,286	16%

Reconciliation of Revenue to Contribution ex-TAC

	Three months ended September 30			Nine months ended September 30
	2025	2024	%	2025	2024	%
($ in thousands)
Revenue	94,791	90,184	5%	264,069	253,193	4%
Cost of revenue (exclusive of depreciation and amortization)	(16,262)	(13,857)		(39,518)	(43,952)
Depreciation and amortization attributable to cost of revenue	(12,944)	(12,018)		(37,769)	(35,233)
Gross profit (IFRS)	65,585	64,309	2%	186,782	174,008	7%
Depreciation and amortization attributable to cost of revenue	12,944	12,018		37,769	35,233
Cost of revenue (exclusive of depreciation and amortization)	16,262	13,857		39,518	43,952
Performance media cost	(2,229)	(4,655)		(8,712)	(14,854)
Contribution ex-TAC (Non-IFRS)	92,562	85,529	8%	255,357	238,339	7%

Reconciliation of Net Income to Non-IFRS Net Income

	Three months ended September 30			Nine months ended September 30
	2025	2024	%	2025	2024	%
($ in thousands)
Net income	4,208	14,541	(71%)	14,507	10,583	37%
Amortization of acquired intangibles	5,920	3,851		17,702	17,950
Delisting related one-time costs	-	-		1,520	-
Stock-based compensation expenses	4,844	2,600		13,453	8,678
Other expenses, net	-	-		-	1,488
Tax effect of Non-IFRS adjustments (1)	(2,954)	(1,879)		(6,321)	(5,830)
Non-IFRS net income	12,018	19,113	(37%)	40,861	32,869	24%

Weighted average shares outstanding—diluted (in millions) (2) (*)	59.5	70.2		62.3	71.2

Non-IFRS diluted earnings per share (in USD) (*)	0.20	0.27	(26%)	0.66	0.46	42%

(1)	Non-IFRS net income includes the estimated tax impact from the expense items reconciling between net income and non-IFRS net income
(2)	Non-IFRS earnings per share is computed using the same weighted-average number of shares that are used to compute IFRS earnings per share

(*) Prior period results have been retroactively adjusted to reflect the Company’s two-for-one reverse share split and the changes in par value from NIS 0.01 to NIS 0.02 effected on February 14, 2025. See also Note 1a of the Company’s annual financial statements included in its Annual Report on Form 20-F, filed on March 5, 2025, with the Securities and Exchange Commission, for details.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited)

	September 30	December 31
	2025	2024
	USD thousands
Assets
ASSETS:
Cash and cash equivalents	116,728	187,068
Trade receivables, net	193,613	217,960
Other receivables	6,330	4,579
Current tax assets	5,593	3,373

TOTAL CURRENT ASSETS	322,264	412,980

Fixed assets, net	16,890	15,727
Right-of-use assets	26,885	31,500
Intangible assets, net	323,613	336,768
Deferred tax assets	12,393	17,800
Investment in shares	45,000	25,000
Other long-term assets	689	738

TOTAL NON-CURRENT ASSETS	425,470	427,533

TOTAL ASSETS	747,734	840,513

Liabilities and shareholders’ equity

LIABILITIES:
Current maturities of lease liabilities	13,092	14,340
Trade payables	201,614	228,514
Other payables	42,423	38,526
Current tax liabilities	205	4,677

TOTAL CURRENT LIABILITIES	257,334	286,057

Employee benefits	286	300
Long-term lease liabilities	18,751	22,857
Deferred tax liabilities	441	445

TOTAL NON-CURRENT LIABILITIES	19,478	23,602

TOTAL LIABILITIES	276,812	309,659

SHAREHOLDERS’ EQUITY:
Share capital	332	377
Share premium	285,164	362,507
Other comprehensive income (loss)	473	(2,476)
Retained earnings	184,953	170,446

TOTAL SHAREHOLDERS’ EQUITY	470,922	530,854

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	747,734	840,513

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATION AND OTHER COMPREHENSIVE INCOME (LOSS)
(Unaudited)

	For the nine months ended September 30		For the three months ended September 30
	2025	2024	2025	2024
	USD thousands		USD thousands

Revenue	264,069	253,193	94,791	90,184

Cost of revenue (Exclusive of depreciation and amortization shown separately below)	39,518	43,952	16,262	13,857

Research and development expenses	42,494	36,605	14,765	11,693
Selling and marketing expenses	90,530	84,507	30,369	27,793
General and administrative expenses	25,233	26,521	10,042	7,821
Depreciation and amortization	46,868	44,055	16,080	12,758
Other expenses, net	-	1,488	-	-

Total operating costs	205,125	193,176	71,256	60,065

Operating profit	19,426	16,065	7,273	16,262

Financing income	(5,685)	(5,988)	(1,944)	(1,720)
Financing expenses	1,836	7,842	554	1,938

Financing expenses (income), net	(3,849)	1,854	(1,390)	218

Profit before taxes on income	23,275	14,211	8,663	16,044

Tax expenses	8,768	3,628	4,455	1,503

Profit for the period	14,507	10,583	4,208	14,541

Other comprehensive income (loss) items:
Foreign currency translation differences for foreign operation	2,949	1,540	(399)	1,944

Total other comprehensive income (loss) for the period	2,949	1,540	(399)	1,944

Total comprehensive income for the period	17,456	12,123	3,809	16,485

Earnings per share
Basic earnings per share (in USD) (*)	0.24	0.15	0.07	0.21
Diluted earnings per share (in USD) (*)	0.23	0.15	0.07	0.21

(*) Prior period results have been retroactively adjusted to reflect the Company’s two-for-one reverse share split and the changes in par value from NIS 0.01 to NIS 0.02 effected on February 14, 2025. See also Note 1a of the Company’s annual financial statements included in its Annual Report on Form 20-F, filed on March 5, 2025, with the Securities and Exchange Commission, for details.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited)

	Share capital	Share premium	Other comprehensive income (loss)	Retained earnings	Total
	USD thousands

Balance as of January 1, 2025	377	362,507	(2,476)	170,446	530,854
Total comprehensive income for the period
Profit for the period	-	-	-	14,507	14,507
Other comprehensive income:
Foreign currency translation	-	-	2,949	-	2,949

Total comprehensive income for the period	-	-	2,949	14,507	17,456

Transactions with owners, recognized directly in equity
Own shares acquired	(53)	(90,006)	-	-	(90,059)
Share based compensation	-	12,228	-	-	12,228
Exercise of share options	8	435	-	-	443

Balance as of September 30, 2025	332	285,164	473	184,953	470,922

Balance as of January 1, 2024	417	410,563	(2,441)	135,009	543,548
Total comprehensive income for the period
Profit for the period	-	-	-	10,583	10,583
Other comprehensive income:
Foreign currency translation	-	-	1,540	-	1,540

Total comprehensive income for the period	-	-	1,540	10,583	12,123

Transactions with owners, recognized directly in equity
Own shares acquired	(37)	(41,647)	-	-	(41,684)
Share based compensation	-	9,175	-	-	9,175
Exercise of share options	9	724	-	-	733

Balance as of September 30, 2024	389	378,815	(901)	145,592	523,895

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine months ended September 30
	2025	2024
	USD thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Profit for the period	14,507	10,583
Adjustments for:
Depreciation and amortization	46,868	44,055
Net financing expense (income)	(4,008)	1,581
Loss (gain) on leases modification	44	(16)
Remeasurement of net investment in a finance lease	-	1,488
Share-based compensation and restricted shares	13,453	8,678
Tax expenses	8,768	3,628
Change in trade and other receivables	24,495	2,306
Change in trade and other payables	(23,945)	28,549
Change in employee benefits	(27)	(44)
Income taxes received	539	553
Income taxes paid	(10,226)	(2,489)
Interest received	3,505	5,002
Interest paid	(1,588)	(5,293)

Net cash provided by operating activities	72,385	98,581

CASH FLOWS FROM INVESTING ACTIVITIES
Change in pledged deposits, net	(89)	172
Payments on finance lease receivable	906	1,350
Acquisition of fixed assets	(9,327)	(3,870)
Repayment of debt investment	68	74
Investment in shares	(20,000)	-
Acquisition and capitalization of intangible assets	(12,866)	(11,867)

Net cash used in investing activities	(41,308)	(14,141)

CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of own shares	(90,853)	(41,213)
Proceeds from exercise of share options	443	733
Leases repayment	(12,349)	(11,144)
Repayment of long-term debt	-	(100,000)
Net cash used in financing activities	(102,759)	(151,624)

Net decrease in cash and cash equivalents	(71,682)	(67,184)

CASH AND CASH EQUIVALENTS AS OF THE BEGINNING OF PERIOD	187,068	234,308

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	1,342	(589)

CASH AND CASH EQUIVALENTS AS OF THE END OF PERIOD	116,728	166,535